L. Brent Stottlemyre
Senior Vice President, Controller and
Chief Accounting Officer
August 17, 2007
Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	SEC Comment Letter Dated August 3, 2007
Peabody Energy Corporation Form 10-K
For the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Response Letters Dated May 17, 2007; June 25, 2007
File No. 001-16463
Dear Ms. Davis:
     In response to staff comments, we offer the following:
Form 10-K for the Year Ended December 31, 2006
Note 1 Summary of Significant Accounting Policies, page F-6
Inventory, page F-8
1.	We note your response regarding stripping costs incurred when multiple pits exist within a mine. Please expand your footnote disclosure to address the following:
•	Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

•	Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

•	If applicable, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented. Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

Ms. Jill Davis
Securities and Exchange Commission
August 17, 2007

Response
     Peabody Energy will include the following disclosures:
Item 7 — Critical Accounting Policies and Estimates
Certain Accounting Practices in the Mining Industry
     We understand that there is diversity in practice within the mining industry with respect to accounting for exploration and drilling costs. Some companies capitalize the drilling and related costs incurred in order to delineate and classify these costs as a component of proven and probable mineral reserves, while other companies expense such costs. In addition, we understand that there is diversity in practice with respect to stripping costs associated with developing additional pits at surface mining operations. Some industry participants expense pre-production stripping costs associated with developing new pits at existing surface mining operations, while other companies capitalize pre-production stripping costs for subsequent pits at existing operations. The materiality of such expenditures can vary greatly relative to a given company’s respective financial position and results of operations.
     The following are Peabody’s accounting policies with respect to drilling costs and advance stripping costs:
Exploration and Drilling Costs
     Exploration expenditures are charged to operating costs as incurred, including costs related to drilling and study costs incurred to convert or upgrade mineral resources to reserves.
Advance Stripping Costs
     Pre-production: At existing surface operations, additional pits may be added to increase production capacity in order to meet customer requirements. These expansions may require significant capital to purchase additional equipment, expand the workforce, build or improve existing haul roads and create the initial pre-production box cut to remove overburden (i.e. advance stripping costs) for new pits at existing operations. If these pits operate in a separate and distinct area of the mine, the costs associated with initially uncovering coal (i.e. advance stripping costs incurred for the initial box cuts) for production are capitalized and amortized over the life of the developed pit consistent with coal industry practices.
     Post-production: Advance stripping costs related to post-production are expensed as incurred. Where new pits are routinely developed as part of a contiguous mining sequence, we expense such costs as incurred. The development of a contiguous pit typically reflects the planned progression of an existing pit, thus maintaining production levels from the same mining area utilizing the same employee group and equipment.

Ms. Jill Davis
Securities and Exchange Commission
August 17, 2007

     Since the January 1, 2006 adoption of EITF 04-6, we have not incurred development costs (advance stripping costs) related to opening new pits at existing surface operations however, we anticipate such development expenditures will be incurred in the latter part of 2007 and beyond.
Item 1A — Risk Factors
Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.
     The mining industry has limited industry specific accounting literature and, as a result, diversity in practice exists in the interpretation and application of accounting literature to mining specific issues. For example, some companies capitalize drilling and related costs incurred to delineate and classify mineral resources as proven and probable reserves, and other companies expense such costs. In addition, some industry participants expense initial stripping costs associated with developing new pits at existing surface mining operations, while other companies capitalize initial stripping costs for new pit development at existing operations. As diversity in mining industry accounting is addressed, the resulting interpretations may impact Peabody’s reported results should such interpretations differ from the accounting practices followed by Peabody (see Item 7 — Critical Accounting Policies and Estimates).
Other Matters
     We have provided recommendations related to disclosure changes for the Staff’s consideration as documented in our May 17, 2007 and June 25, 2007 response letters, and request the Staff’s confirmation that such recommendations are acceptable in conjunction with the Staff’s consideration of this response letter.
     We appreciate your consideration of these comments, and should you need additional clarification or assistance please contact Brent Stottlemyre at 314-342-7557.

Sincerely,
/s/ L. Brent Stottlemyre
L. Brent Stottlemyre
Senior Vice President, Controller and Chief Accounting Officer